Exhibit 12.1

Gentiva Health Services, Inc.

Statement regarding Computation of

Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Fiscal Year Ended					For the Six Months Ended
	December 29, 2002	December 28, 2003	January 2, 2005	January 1, 2006	December 31, 2006	July 2, 2006	July 1, 2007
Earnings (1)
Income (loss) before income taxes from continuing operations	$(35,106)	$23,298	$40,181	$31,842	$32,642	$17,190	$27,467
Fixed charges	8,259	6,366	6,571	6,901	33,470	14,035	18,683

Total earnings	$(26,847)	$29,664	$46,752	$38,743	$66,112	$31,225	$46,150

Fixed Charges (1)
Interest expense	$1,556	$1,065	$1,055	$1,068	$24,685	$9,974	$14,085
Amortization of debt issuance costs	772	373	381	387	1,028	400	508
Interest portion of rent expense (2)	5,931	4,928	5,135	5,446	7,757	3,661	4,090

Total Fixed Charges	$8,259	$6,366	$6,571	$6,901	$33,470	$14,035	$18,683

Ratio of Earnings to Fixed Charges (3)	—	4.7	7.1	5.6	2.0	2.2	2.5

(1)	“Earnings” is the sum of (a) income (loss) before income taxes from continuing operations and (b) fixed charges. “Fixed charges” is the sum of (a) interest expense, (b) amortization of debt issuance costs, and (c) the interest portion of rent expense.
(2)	The interest portion of rent expense is estimated to be equal to one-third of the Company's rent expense, exclusive of charges for taxes, insurance and maintenance, for each period presented.
(3)	Due to the Company's reported loss before income taxes from continuing operations in the fiscal year ended December 29, 2002, the ratio of earnings to fixed charges was less than 1:1 and earnings were insufficient to cover fixed charges by $35.1 million.